SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30259; 812-14006]

Highland Associates, Inc. and Financial Investors Trust; Notice of Application

November 9, 2012

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940, as amended (the "Act"), for an exemption from section 15(a) of the

Act and rule 18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into

and materially amend subadvisory agreements without shareholder approval.

Applicants: Highland Associates, Inc. (the "Adviser") and Financial Investors Trust (the

"Trust"), on behalf of the Redmont Resolute Fund I and Redmont Resolute Fund II (the

"Redmont Funds").

Filing Dates: The application was filed on February 2, 2012, and amended on July 17,

2012, and October 16, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

December 4, 2012, and should be accompanied by proof of service on the applicants, in the

form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o JoAnn Strasser, Thompson Hine LLP, 41 South High Street, 17th Floor, Columbus OH 43215.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company and is comprised of individual series, including the Redmont Funds, each with its own investment objective, policies and restrictions.[1] The

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[1]   Applicants also request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (included within the term "Adviser"); (b) uses the manager of managers structure (the "Manager of Managers Structure") described in the application; and (c) complies with the terms and conditions of the application (together with the Redmont Funds, the "Funds" and each, individually, a "Fund"). For purposes of the requested order, "successor" is limited to any entity or entities that result from a reorganization of the Adviser into another jurisdiction or a change in the type of business organization. The only existing registered open-end investment company that currently intends to rely on the order is named as an applicant. The Redmont Funds are the only Funds that currently intend to rely on the requested order. If the name of any Fund contains the name of a Subadviser (as defined below), the name of the Adviser will precede the name of the Subadviser.

Adviser, an Alabama corporation, is, and each other Adviser will be, registered as an

investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers

Act"). The Adviser serves as the investment adviser of the Redmont Funds and will serve

as investment adviser to the future Funds. The Redmont Funds have entered into an

investment advisory agreement with the Adviser (the "Advisory Agreement"),[2] approved

by the Trust's board of trustees (the "Board"),[3] including a majority of the trustees who are

not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the

Adviser (the "Independent Trustees"), and by shareholders representing a majority of each

Redmont Fund's shares.

2.   Under the terms of the Advisory Agreement, the Adviser is responsible for

the overall management of each Redmont Fund's business affairs and selecting

investments according to their respective investment objectives, policies and restrictions.

For the investment management services that it provides to a Redmont Fund, the Adviser

receives the fee specified in the Advisory Agreement. The Advisory Agreement also

permits the Adviser to retain one or more subadvisers for the purpose of managing the

investments of all or a portion of the assets of the Redmont Funds. Pursuant to this

authority, the Adviser may enter into investment subadvisory agreements with unaffiliated

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[2]   The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to future Funds ("Future Advisory Agreements"). The terms of Future Advisory Agreements will comply with section 15(a) of the Act and Future Advisory Agreements will be approved by shareholders and by the Board, including a majority of the Independent Trustees, in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. References to any Advisory Agreement include Future Advisory Agreements as they pertain to future Funds.

[3]   The term "Board" also includes the board of trustees or directors of a future Fund, if different.

investment subadvisers ("Subadvisers") to provide investment advisory services to the

Redmont Funds (each, a "Subadvisory Agreement" and together, the "Subadvisory

Agreements"). [4] Each Subadviser will be registered as an investment adviser under the

Advisers Act. The Adviser will supervise, evaluate and allocate assets to the Subadvisers,

and make recommendations to the Board about their hiring, retention or release, at all

times subject to the authority of the Board. The Adviser will compensate each Subadviser

out of the fees paid to the Adviser under the Advisory Agreement.

3.   Applicants request an order to permit the Adviser, subject to Board approval,

to enter into and materially amend Subadvisory Agreements without obtaining shareholder

approval. The requested relief will not extend to any subadviser that is an affiliated

person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other

than by reason of serving as a subadviser to one or more of the Funds (an "Affiliated

Subadviser").

4.   Funds will inform shareholders of the hiring of a new Subadviser pursuant to

the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days

after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a

Multi-manager Notice or a Multi-manager Notice and Multi-manager Information

Statement;[5] and (b) the Fund will make the Multi-manager Information Statement

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[4] The Redmont Funds do not currently employ Subadvisers, but each anticipates doing so in the future.

[5]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information

available on the website identified in the Multi-manager Notice no later than when the

Multi-manager Notice (or Multi-manager Notice and Multi-manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90

days. In the circumstances described in the application, a proxy solicitation to approve the

appointment of new Subadvisers provides no more meaningful information to shareholders

than the proposed Multi-manager Information Statement. Moreover, as indicated above,

the Board would comply with the requirements of sections 15(a) and 15(c) of the Act

before entering into or amending Subadvisory Agreements.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any

person to act as an investment adviser to a registered investment company except pursuant

to a written contract that has been approved by the vote of a majority of the company's

outstanding voting securities. Rule 18f-2 under the Act provides that each series or class

of securities in a series investment company affected by a matter must approve that matter

if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any

person, security, or transaction or any class or classes of persons, securities, or transactions

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Statement will remain available on that website; (e) provide instructions for accessing and printing
the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email
copy of the Multi-manager Information Statement may be obtained, without charge, by contacting
the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C,
Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement.
Multi-manager Information Statements will be filed electronically with the Commission via the
EDGAR system.

from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard.

3. Applicants assert that the shareholders expect the Adviser and the Board to select the Subadvisers for the Funds that are best suited to achieve each Fund's investment objective. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is substantially equivalent to that of the individual portfolio managers employed by the Adviser. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreement and any Subadvisory Agreement with an Affiliated Subadviser will remain subject to section 15(a) of the Act and rule 18f-2 under the Act, including the requirement for shareholder voting.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure

contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7. The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8. No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

9. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary